Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

RELEASE

November 21, 2007

Messina (MMI-TSXV) Drills 15.7% Zinc, 2.7% Lead, 3.8% Copper over 2.1 m at Long Lake

Messina Minerals Inc. (MMI-TSXV) has released results from six additional holes testing the Main Zone zinc-lead-copper-silver-gold prospect within the Company's Long Lake Property in central Newfoundland, Canada. The Main Zone is located 20 kilometers east-northeast of the Boomerang/Domino zinc-lead-copper-silver-gold mineral resources within the adjacent Tulks South Property. Drilling will continue at the Long Lake Property until Christmas break and is planned to resume in January.

There are no NI43-101 compliant resources estimated at this property. Another four additional holes are planned to complete Main Zone drilling between sections 8950E to 9050E to a depth of 270 meters with sufficient density to permit an estimate of zinc-lead-copper-silver-gold mineral resources.

Historic drilling has intersected Main Zone zinc-lead-copper-silver-gold mineralization 50 meters east, 150 meters west, and 330 meters below the current level of drilling reported here. The Main Zone remains open to the east and west and at depth beyond these historic intersections and has high potential for additional discoveries. The planned January drill program will target these areas.

Summary

All six recent holes intersected high grade zinc-lead-copper-silver-gold massive sulphide mineralization.

Two holes (LL07-17 and -18) tested near surface on section 8975E to provide confidence in continuity of high grade mineralization between 45 meters and 80 meters depth. Both holes intersected high grade zones of copper-, lead- and zinc-enriched mineralization. LL07-18 intersected 1.0m assaying 3.4% copper, 1.7% lead, 20.2% zinc, 123 g/t silver, and 1.2 g/t gold.

Three holes (LL07-20 to -22) tested section 8950E between 170 meters to 270 meters depth and successfully intersected high grade zones of copper-, lead- and zinc-enriched mineralization. LL07-20 intersected 6.35 meters assaying 0.6% copper, 2.0% lead, 8.4% zinc, 72 g/t silver and 0.5 g/t gold including a 1.3 meter interval assaying 1.5% copper, 8.5% lead, 29.6% zinc (39.4% combined base metals) with 284 g/t silver and 1.5 g/t gold. The three holes have extended the western edge of Main Zone mineralization by 50 meters at this depth.

Another infill hole (LL07-19) tested the 270 meter depth level 50 meters east of holes LL07-20 to -22 on 9000E and also successfully intersected high grade zones of copper-,

lead- and zinc-enriched mineralization. LL07-19 intersected 2.1 meters assaying 3.8% copper, 2.7% lead, 15.7% zinc, 68 g/t silver, and 1.2 g/t gold.

The drilling confirms the excellent continuity of copper, lead, zinc, silver and gold mineralization from near surface to 270 meters depth.

Summary Table: Main Zone Drill Results

Hole ID	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Section (m)	Elev (m)	Type
Surface										340	
LL07-17	69.60	70.70	1.10	1.5	4.9	19.5	106	1.7	8975E	294	MS
LL07-18	93.55	94.55	1.00	3.4	1.7	20.2	123	1.2	8975E	259	MS
LL07-20	193.05	199.40	6.35	0.6	2.0	8.4	72	0.5	8950E	178	MS
including	193.05	194.35	1.30	1.5	8.5	29.6	284	1.5			MS
LL07-22	224.42	225.45	1.03	2.7	6.2	21.8	192	1.6	8950E	139	MS
LL07-21	260.32	262.17	1.85	1.8	2.3	10.1	85	0.6	8950E	98	MS
LL07-19	262.45	264.55	2.10	3.8	2.7	15.7	68	1.2	9000E	103	MS

(*MS is massive sulphides)

All holes were drilled southerly at approximately 156 degree azimuth. The true thickness of the mineralization is estimated to be 0.7 times the interval length. The mineralization has a steep 85 degree dip.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

For further information
Please contact:
Peter Tallman, President
(604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. Reporting Issuer

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. Date of Material Change

November 21, 2007

Item 3. Press Release

Messina Minerals Inc. (the "Issuer") issued a press release on November 21, 2007 through the facilities of Marketwire via Canadian Timely Disclosure Network.

Item 4. Summary of Material Change

See attached news release.

Item 5. Full Description of Material Change

See attached news release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7. Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. Senior Officers

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 21st day of November, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

November 21, 2007

Messina (MMI-TSXV) Drills 15.7% Zinc, 2.7% Lead, 3.8% Copper over 2.1 m at Long Lake

Messina Minerals Inc. (MMI-TSXV) has released results from six additional holes testing the Main Zone zinc-lead-copper-silver-gold prospect within the Company's Long Lake Property in central Newfoundland, Canada. The Main Zone is located 20 kilometers east-northeast of the Boomerang/Domino zinc-lead-copper-silver-gold mineral resources within the adjacent Tulks South Property. Drilling will continue at the Long Lake Property until Christmas break and is planned to resume in January.

There are no NI43-101 compliant resources estimated at this property. Another four additional holes are planned to complete Main Zone drilling between sections 8950E to 9050E to a depth of 270 meters with sufficient density to permit an estimate of zinc-lead-copper-silver-gold mineral resources.

Historic drilling has intersected Main Zone zinc-lead-copper-silver-gold mineralization 50 meters east, 150 meters west, and 330 meters below the current level of drilling reported here. The Main Zone remains open to the east and west and at depth beyond these historic intersections and has high potential for additional discoveries. The planned January drill program will target these areas.

<u>Summary</u>

All six recent holes intersected high grade zinc-lead-copper-silver-gold massive sulphide mineralization.

Two holes (LL07-17 and -18) tested near surface on section 8975E to provide confidence in continuity of high grade mineralization between 45 meters and 80 meters depth. Both holes intersected high grade zones of copper-, lead- and zinc-enriched mineralization. LL07-18 intersected 1.0m assaying 3.4% copper, 1.7% lead, 20.2% zinc, 123 g/t silver, and 1.2 g/t gold.

Three holes (LL07-20 to -22) tested section 8950E between 170 meters to 270 meters depth and successfully intersected high grade zones of copper-, lead- and zinc-enriched mineralization. LL07-20 intersected 6.35 meters assaying 0.6% copper, 2.0% lead, 8.4% zinc, 72 g/t silver and 0.5 g/t gold including a 1.3 meter interval assaying 1.5% copper, 8.5% lead, 29.6% zinc (39.4% combined base metals) with 284 g/t silver and 1.5 g/t gold. The three holes have extended the western edge of Main Zone mineralization by 50 meters at this depth.

Another infill hole (LL07-19) tested the 270 meter depth level 50 meters east of holes LL07-20 to -22 on 9000E and also successfully intersected high grade zones of copper-, lead- and zinc-enriched mineralization. LL07-19 intersected 2.1 meters assaying 3.8% copper, 2.7% lead, 15.7% zinc, 68 g/t silver, and 1.2 g/t gold.

The drilling confirms the excellent continuity of copper, lead, zinc, silver and gold mineralization from near surface to 270 meters depth.

Summary Table: Main Zone Drill Results

Hole ID	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Section (m)	Elev (m)	Type
Surface										340	
LL07-17	69.60	70.70	1.10	1.5	4.9	19.5	106	1.7	8975E	294	MS
LL07-18	93.55	94.55	1.00	3.4	1.7	20.2	123	1.2	8975E	259	MS
LL07-20	193.05	199.40	6.35	0.6	2.0	8.4	72	0.5	8950E	178	MS
including	193.05	194.35	1.30	1.5	8.5	29.6	284	1.5			MS
LL07-22	224.42	225.45	1.03	2.7	6.2	21.8	192	1.6	8950E	139	MS
LL07-21	260.32	262.17	1.85	1.8	2.3	10.1	85	0.6	8950E	98	MS
LL07-19	262.45	264.55	2.10	3.8	2.7	15.7	68	1.2	9000E	103	MS

(*MS is massive sulphides)

All holes were drilled southerly at approximately 156 degree azimuth. The true thickness of the mineralization is estimated to be 0.7 times the interval length. The mineralization has a steep 85 degree dip.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

For further information
Please contact:
Peter Tallman, President
(604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

November 19, 2007

Messina Minerals ("MMI") Retains Investor Relations Firm

Messina Minerals Inc. (the "Company") is pleased to announce that it has retained the services of BMK Communications Inc. ("BMK") of Vancouver, B.C. to provide corporate communications and marketing services to the Company.

BMK provides corporate communications services to public companies in North America and specializes in the development and management of customized marketing programs. Principals Lisa May and Bernie Kennedy bring over 20 years marketing and corporate communications experience to Messina Minerals with the goal of raising market awareness and providing a conduit between management and its shareholder base.

BMK will provide general consulting and support services in connection with the analysis of equity markets insofar as the same relates to the Company, future equity financings, shareholder relations and the general undertakings of the Company, as well as introducing the Company to financial intermediaries.

In consideration for these services the Company will pay BMK a monthly fee of $7,500 for a period of 12 months as well as reimburse out of pocket expenses. The agreement with BMK is subject to regulatory approval and all terms will be subject to and in accordance with the rules and regulations of the TSX Venture Exchange.

The Company also announces that Ms. Carey Livingstone will be joining the Company to provide Corporate Communications services.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

END